KILEY PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, December 31, 2014	$ 840,945
Net income	335,147
Distributions to stockholder	(165,991)
Balance, December 31, 2015	$ 1,010,101

See accompanying notes.